January 17, 2013

Via Edgar and Email

Ms. Tia L. Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Foot Locker, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2012

Filed on March 26, 2012

Commission File No. 001-10299

Dear Ms. Jenkins:

Please find our response below to the comment letter dated January 3, 2013 relating to the Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (“2011 Form 10-K”) of Foot Locker, Inc. (herein referred to as the “Company,” “we,” or “our”). Confidential treatment of certain information contained herein has been requested by Foot Locker, Inc. pursuant to Rule 83 of the Rules of Practice of the Securities and Exchange Commission. This letter omits certain information that has been included in an unredacted version delivered to the Division of Corporation Finance (the “Staff”). Asterisks denote the omitted material.

To assist your review, we have retyped the text of the Staff’s comments below.

Form 10-K for the Fiscal Year Ended January 28, 2012

Notes to Consolidated Financial Statements, page 39

2. Segment Information, page 45

1.	We note your response to comment three which states that gross margin is the performance measure used to allocate resources to operating segments. However, we note that on pages 22 and 45 of the Form 10-K you disclose you designated “division results” as your primary financial measure. Clarify which measure you use to allocate resources and explain what differences if any, there are between gross margins and division results. To the extent you use one or more than one financial measure, tell us how you use multiple factors in measuring performance. See ASC 280-10-50-28. Further we note you present division “profit” in your CODM reporting package. Considering the performance measures gross margin and division profit vary significantly for each of the operating segments, tell us how you were able to conclude these segments have similar economic characteristics if division profit or division results are the measures used to allocate resources.

Foot Locker, Inc. 112 West 34th Street New York NY 10120 Tel. 212.720.3700

January 17, 2013 Foot Locker, Inc. – Commission File No. 001-10299 Page 2 of 4

Response

The Company evaluates performance based on several factors, of which the primary financial measure is division results. Gross margin is an integral component of division results and is also used to measure financial results. In accordance with ASC 280-10-50-30b, we disclose division results as this is the measure of profit or loss that is most similar to consolidated pre-tax income.

Division results (division profit or loss) represent gross margin less direct and allocated expenses, before interest expense and income taxes, which is calculated and reported internally on a monthly basis. Merchandise gross margin information (gross margin before the inclusion of occupancy and buyers’ compensation) is available more readily than division results, and accordingly, is the measure used to manage the business on a day-to-day basis, such as making decisions on promotional strategies. Incentive compensation for the segment managers is based on division results. Both measures are used by the Chief Operating Decision Maker (“CODM”) to allocate resources and to measure financial results.

In accordance with ASC 280-10-50-1, we have concluded that we have six operating segments:

1.	Foot Locker US, Lady Foot Locker, Kids Foot Locker, and Footaction (1)
2.	Champs Sports
3.	Foot Locker Europe
4.	Foot Locker Canada
5.	Foot Locker Asia Pacific
6.	Footlocker.com/Eastbay/CCS Direct (1)

(1)	These businesses are combined as the CODM allocates resources to this group collectively.

In accordance with ASC 280-10-50-11 and ASC 280-10-55-7A,B,C, we determined that operating segments 1 through 5 could be aggregated into one reportable segment (Athletic Stores). Footlocker.com/ Eastbay/ CCS Direct is not aggregated as it was determined to differ because its products are sold on-line and without a physical presence and, accordingly, is classified as a separate reportable segment, Direct-to-Customers.

Our conclusion of economic similarity was based upon the analysis of long-term average gross margin provided in our previous response dated December 5, 2012. The accounting literature specifically addresses the use of gross margin in the determination of economic similarity. Additionally, we believe use of gross margin in the determination of economic similarity is appropriate as it is less likely to be affected by allocations and management expense decisions.

However, the same conclusion about economic similarity is reached using division profit margins.

January 17, 2013 Foot Locker, Inc. – Commission File No. 001-10299 Page 3 of 4

The following table represents division profit margins (division profit divided by division sales) for the year-to-date period as of third quarter of 2012, as well as a 3-year average. We believe it is more meaningful to review the average results since there are many factors that affect a particular year’s or quarter’s performance. Please note the following analysis of division profit margin:

	39 weeks ended October 27, 2012	3-year average
Foot Locker US, Lady Foot Locker, Kids Foot Locker, and Footaction	*	*
Champs Sports	*	*
Foot Locker Europe	*	*
Foot Locker Canada	*	*
Foot Locker Asia Pacific	*	*
Athletic Stores	*	*

Direct-to-Customers	*	*

Foot Locker, Inc.	*	*

The results for the 39 weeks ended October 27, 2012 are not representative of our expectation of future financial performance and are affected by current temporary economic events. We have disclosed in prior filings that Foot Locker Europe’s recent results have been negatively affected by the current economic crisis in that region. Historically, Foot Locker Europe had achieved division profit margins that have been consistent with the other operating segments included in Athletic Stores. Additionally, over the long-term, we expect these current temporary conditions to dissipate such that Foot Locker Europe will achieve similar division profit margins when compared with the other operating segments. Our U.S. businesses faced a similar temporary disruption due to the financial crisis that began in 2008. Our U.S. businesses have since stabilized, as we expect Europe’s results will. Despite the issues faced by Foot Locker Europe during this period, its gross margin was similar to those of the other operating segments. Future prospects of the segments, including Foot Locker Europe, are expected to be economically similar.

Within the Athletic Stores segment, 3-year average division profit margin ranges from *% to *%. It is important to note that the outliers, Foot Locker Canada and Foot Locker Asia Pacific, represent a relatively insignificant portion of the business. Foot Locker Canada and Foot Locker Asia Pacific operate 129 stores and 91 stores, respectively, out of the total Athletic Stores segment of 3,367 stores as of October 27, 2012, and they represent approximately *% and *% of total sales, respectively.

January 17, 2013 Foot Locker, Inc. – Commission File No. 001-10299 Page 4 of 4

* Information is provided separately as Attachment I, for which confidential treatment is requested by Foot Locker, Inc.

While the gross margin and division profit margin does vary, the accounting literature does not provide bright-line tests with regard to the quantification of similar economic characteristics. We have concluded that the variability in the averages is acceptable in concluding that our operating segments are economically similar, consistent with the objectives of ASC 280. In addition to the quantitative analysis of long-term average gross margin and division profit, we believe that our operating segments are economically similar based upon our broader financial plans and that each operating segment’s proposed capital investments demonstrate the ability to hurdle an internal rate of return that is consistent across all of our operating segments.

As requested by the Staff, the Company acknowledges that, with respect to the filing made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing response addresses your comment. The Company expects to file its Form 10-K for the year ended February 2, 2013 on April 1, 2013. Should any member of the Staff have any questions or additional comments regarding the Company’s response to the Staff’s comment set forth above, please do not hesitate to contact me at 212 720-3896.

Sincerely,
/s/ Giovanna Cipriano
Senior Vice President and
Chief Accounting Officer

cc:	Guillermo Marmol

Chairman of the Audit Committee

Ken C. Hicks

Chairman of the Board, President and Chief Executive Officer

Lauren Peters

Executive Vice President and Chief Financial Officer

Gary Bahler

Senior Vice President, General Counsel and Secretary